Exhibit 21.1
Subsidiaries of Hoku Scientific, Inc.

Subsidiary	State of organization

Hoku Materials, Inc.	Delaware

Hoku Materials Holdings, Inc.	Delaware

Hoku Solar, Inc.	Delaware

Hoku Solar Power I, LLC	California

Hoku Power Investments LLC	Hawaii

Hoku Power Project 1 LLC	Hawaii